SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on May 9, 2024.

By letter dated May 9, 2024, the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period (nine-month period)	in million ARS
	03/31/2024	03/31/2023
Results of the period (nine-month period)	(25,646)	140,918
Attributable to:
Shareholders of the controlling company	22,340	79,463
Non-controlling interest	(47,986)	61,455

2. Other comprehensive income for the period (nine-month period)	in million ARS
	03/31/2024	03/31/2023
Other comprehensive income for the period (nine-month period)	15,205	5,562
Attributable to:
Shareholders of the controlling company	5,539	2,918
Non-controlling interest	9,666	2,644

3. Total comprehensive income for the period (nine-month period)	in million ARS
	03/31/2024	03/31/2023
Total comprehensive income for the period (nine-month period)	(10,441)	146,480
Attributable to:
Shareholders of the controlling company	27,879	82,381
Non-controlling interest	(38,320)	64,099

4. Equity details	in million ARS
	03/31/2024	03/31/2023
Share Capital	592	573
Treasury shares	2	20
Comprehensive adjustment of capital stock and of treasury shares	171,703	171,694
Warrants	15,886	16,005
Share Premium	217,322	212,632
Premium for trading of treasury shares	(18,852)	1,552
Legal Reserve	23,157	16,446
Special Reserve (Resolution CNV 609/12)	111,033	144,109
Cost of treasury share	(2,338)	(21,895)
Conversion reserve	23,086	9,680
Reserve for securities issued by the Company acquisition	1,654	1,654
Reserve for future dividends Other reserves	49,734 (2,327)	- 20,721
Retained earnings	(10,362)	48,676
Shareholders’ Equity attributable to controlling company’s shareholders	580,270	621,867
Non-controlling interest	754,213	835,250
Total shareholder's equity	1,334,483	1,457,117

Pursuant to Article 63 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 594,304,406 (equivalent to 59,430,440 ADS, including treasury shares), divided into 594,174,957 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share and 129,449 non-endorsable nominative ordinary shares of Nominal Value 1 ARS each with the right to 1 vote each in registration process. Total shares outstanding is 592,339,843.

The Company's market capitalization as of March 31, 2024, was approximately USD 530.7 million (59,430,440 ADS with a price per ADS of USD 8.93).

As of March 31, 2024, the Company’s principal shareholder and beneficial owner is Eduardo Sergio Elsztain. Direct or indirectly,  through the vehicles Inversiones Financieras del Sur S.A (IFISA) and Consultores Venture Capital Uruguay S.A.(CVCU), owns 230,771,682 shares, accounting for 38.96% of the share capital (net of treasury shares). Eduardo Sergio Elsztain is domiciled at Bolivar 108, 1st floor, Buenos Aires City Center, IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay and CVCU is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106.

In addition, we report that as of March 31, 2024, after deducting direct and indirect Eduardo Sergio Elsztain's interest through IFISA and CVCU, and the treasury shares, the remaining shareholders held 361,568,161 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 61.04% of the issued and subscribed capital stock.

It should be considered that in March 2021 the company increased its share capital by 90 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 90 million warrants were issued. Likewise, as a consequence of the payment of cash dividends made on October 12, 2023, certain terms and conditions of the outstanding warrants to subscribe common shares were modified, being the current conversion ratio of 1.2548 common shares per warrant exercised and the current exercise price of USD 0.4508 for each share.The warrants expire on March 10, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “CRE3W” and on the NYSE under the symbol “CRESW”. As of today, the number of warrants outstanding is 87,558,873.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 704,173,280. We also inform that if the group of control were to exercise its warrants like the rest of the shareholders, its stake would increase by 44,091,287 ordinary shares, which would mean a 39.14% stake on the share capital, that is, 274,862,969 shares.

Below are the highlights for the nine-month period ended March 31, 2024:

●
The net result for the nine-month period of fiscal year 2024 recorded a loss of ARS 25,646 million compared to a profit of ARS 140,918 million in the same period of 2023 due to the impact of exposure to inflation on the fair value of investment properties of IRSA. The result attributable to the controlling shareholder was a profit of ARS 22,340 million.

●
The adjusted EBITDA for the period reached ARS 164,332 million, 61.4% higher than the same period in 2023. Agribusiness adjusted EBITDA reached ARS 45,504 million because of better productive results and farmland sales in Argentina.

●
The 2024 regional campaign is being developed with a slightly lower planted area than the last campaign, mixed climatic conditions, lower international commodity prices and expected production levels in line, with better prospects in Argentina than in the rest of the region.

●
During the third quarter, Brasilagro sold a fraction of 12,335 hectares (8,796 productive) of its Chaparral establishment for the sum of BRL 365.4 million. The gain will be recognized in the financial statements of the fourth quarter of FY 2024.

●
In May 2024, we approved a new cash dividend for ARS 30,000 million (ARS/share 50.5482 and ARS/GDS 505.4820), which will be distributed since May 14th.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
May 9, 2024